Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 1, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Houghton Mifflin Harcourt Company

Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-190356)

Ladies and Gentlemen:

On behalf of Houghton Mifflin Harcourt Company, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 5 (“Amendment No. 5”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2013.

Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Loan Lauren P. Nguyen dated October 29, 2013 (the “Comment Letter”). Certain capitalized terms set forth in this letter are used as defined in Amendment No. 5. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Relationships with Selling Stockholders, page 120

1.	“We note your revised disclosure on page 120 in response to our prior comment 2. For any registered broker-dealer who acquired the securities to be sold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be sold. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.”

Response to Comment 1:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 120.

* * * *

In response to our telephone conversation with the Staff, the Company has asked us to advise you that the Registration Statement has been revised to remove the sentence referenced by the Staff regarding the Company’s estimate of the 2014 new adoption market. Please see page 74.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	William F. Bayers, Esq.

Houghton Mifflin Harcourt Company

Marc D. Jaffe, Esq.

Latham & Watkins LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP

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